SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUNTERRA CORPORATION

(Name of Subject Company (Issuer))

DIAMOND RESORTS, LLC

DR RESORT HOLDINGS, LLC

DRS ACQUISITION CORP.

(Name of Filing Persons (Offerors))

Common Stock, par value $.01 per share

(Title of Class of Securities)

86787D208

(CUSIP Number of Class of Securities)

Richard Cloobeck

Diamond Resorts, LLC

3745 Las Vegas Boulevard South

Las Vegas, Nevada 89109

(702) 261-1000

Copy to:

Jeffrey C. Soza

Christensen, Glaser, Fink,

Jacobs,Weil & Shapiro, LLC

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting ee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:
Form or Registration Number: Schedule TO	Date Filed:

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☒

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Frequently Asked Questions about the Acquisition

1.	What does Diamond Resorts bring to Sunterra?

2.	What are the benefits to Sunterra’s customers?

3.	Why is Diamond Resorts acquiring Sunterra?

4.	Who will run Sunterra after the acquisition is completed?

5.	Will the Company keep its Las Vegas headquarters?

6.	Does Diamond Resorts plan on selling Sunterra Europe?

7.	When will the acquisition be completed?

1. What does Diamond Resorts bring to Sunterra?

With over 25 years of successful development, management, marketing and sales of vacation ownership properties, Diamond Resorts is uniquely positioned to add value to Sunterra’s industry-leading platform. The Company, under Chairman and Chief Executive Officer Stephen J. Cloobeck, has been a consistent innovator in the vacation ownership industry and brings experience that will create opportunity for Sunterra to grow and exceed guest expectations worldwide.

2. What are the benefits to Sunterra’s customers?

Under Stephen’s leadership, Diamond Resorts will invest in products, services and amenities at Sunterra that are customer and service centric, enhancing the overall guest experience. As a private company, Sunterra will have more flexibility to focus completely on meeting and exceeding customer needs.

3. Why is Diamond Resorts acquiring Sunterra?

This acquisition will enable Diamond Resorts to build on its position as a world leader in the vacation ownership industry while maximizing Sunterra’s assets and its global reputation.

4. Who will run Sunterra after the acquisition is completed?

Stephen will become the Chairman and CEO of the Company and will work with Sunterra’s current management to deliver a superior hospitality experience and enhanced value to Sunterra’s current owner families, Club Members and employees.

5. Will the Company keep its Las Vegas headquarters?

Diamond has stated its intention to keep the Las Vegas headquarters.

6. Does Diamond Resorts plan on selling Sunterra Europe?

No. Diamond Resorts looks forward to working with Sunterra’s talented managers and employees in Europe. Diamond has stated that the European headquarters will remain in Lancaster, England.

7. When will the acquisition be completed?

We expect the acquisition to close in the second quarter of this year.

Important Notice to Investors

The tender offer for the outstanding common stock of Sunterra Corporation has not yet commenced. This document is neither an offer to purchase nor solicitation of an offer to sell securities. At the time the offer is commenced an affiliate of Diamond Resorts LLC will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and Sunterra will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Sunterra’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.

Forward-Looking Statements; Risk Factors

Statements contained in this document that disclose intentions, expectations or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Sunterra cautions that these statements involve risks and uncertainties and other factors that may cause results to differ materially from those anticipated at the time such statements are made. For example, such statements include the expected benefits and costs of the acquisition; management plans relating to the acquisition; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the acquisition; the ability to complete the acquisition considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and other factors include, among others, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many Sunterra stockholders will tender their stock, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be met, and the possibility that expected benefits may not materialize as expected. If the transaction does not close, Sunterra’s stock price may significantly decrease, and Sunterra business may materially impact its business. Among other things, Sunterra could lose sales, Sunterra’s management could be distracted, Sunterra could suffer increased employee attrition, and Sunterra could suffer further delays in complying with the its periodic reporting requirements. Other risks and uncertainties are described from time to time in Sunterra’s filings with the U.S. Securities and Exchange Commission. Sunterra undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.